Pricing Term Sheet	Free Writing Prospectus
Dated September 9, 2015	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated September 8, 2015 to the
Prospectus dated September 8, 2015
Registration No. 333-206814

Stericycle, Inc.

7,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/10th Interest in a Share of

5.25% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet relates only to Stericycle, Inc.’s offering (the “Offering”) of the Depositary Shares and should be read together with (i) the preliminary prospectus supplement dated September 8, 2015 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated September 8, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-206814. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Stericycle, Inc.

Ticker / Exchange for the Common Stock:	SRCL / NASDAQ Global Select Market (“NASDAQ”)

Depositary Shares Offered:	7,000,000 Depositary Shares, each of which represents a 1/10th interest in a share of the Issuer’s 5.25% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Offering, the Issuer will issue 700,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares, solely to cover over-allotments.

Over-Allotment Option:	700,000 additional Depositary Shares (corresponding to 70,000 additional shares of the Mandatory Convertible Preferred Stock).

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Offering will be approximately $677.8 million (or approximately $745.7 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds of the Offering and, if completed, the other Financing Transactions (as defined in the Preliminary Prospectus Supplement) to finance the Acquisition (as defined in the Preliminary Prospectus Supplement), including the payment of related fees and expenses.

The Offering is not contingent on completion of the Acquisition. If the Acquisition does not occur and the Issuer does not exercise its option to redeem the Mandatory Convertible Preferred Stock and the corresponding Depositary Shares (as described under “Acquisition Termination Redemption” below) for cash, the Issuer will use the net proceeds of the Offering for general corporate purposes, which may include share repurchases and acquisitions. Pending application of the net proceeds of the Offering for the foregoing purposes, the Issuer expects to invest such net proceeds in high-quality, short-term debt securities. See “Prospectus Supplement Summary—Recent Developments—The Acquisition” and “Use of Proceeds” in the Preliminary Prospectus Supplement.

	Per Depositary Share	Total
Public Offering Price	$100.00	$700,000,000.00
Underwriting Discounts	$3.00	$21,000,000.00
Proceeds to the Issuer (Before Expenses)	$97.00	$679,000,000.00

Dividends:	5.25% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock (the “Common Stock”) or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is $13.125 per share of Mandatory Convertible Preferred Stock (equivalent to $1.3125 per Depositary Share). Each subsequent dividend is expected to be $13.125 per share of Mandatory Convertible Preferred Stock (equivalent to $1.3125 per Depositary Share).

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2015 and ending on, and including, September 15, 2018.

Acquisition Termination Redemption:

If the Acquisition has not closed at or prior to 5:00 p.m., New York City time, on January 15, 2016 or if an Acquisition Termination Event (as defined in the Preliminary Prospectus Supplement) occurs, the Issuer may, at its option, give notice of an acquisition termination redemption to the holders of the shares of the Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the acquisition termination redemption date (as defined in the Preliminary Prospectus Supplement), the Issuer will be required to redeem the shares of the Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of the Mandatory Convertible Preferred Stock equal to the acquisition termination redemption amount (as defined in the Preliminary Prospectus Supplement). The Issuer will pay the acquisition termination redemption amount in cash unless the acquisition termination share price (as defined in the Preliminary Prospectus Supplement) is greater than the Initial Price. If the acquisition termination share price is greater than the Initial Price, the Issuer will pay the acquisition termination redemption amount in shares of Common Stock and cash, unless the Issuer elects, subject to certain limitations, to pay cash or shares of Common Stock in lieu of such amounts as described in the Preliminary Prospectus Supplement. If the Issuer redeems shares of the Mandatory Convertible Preferred Stock represented by the Depositary

Shares, the depositary will redeem, on the same redemption date, a corresponding number of Depositary Shares. See “Description of Mandatory Convertible Preferred Stock—Acquisition Termination Redemption” and “Description of Depositary Shares—Redemption” in the Preliminary Prospectus Supplement.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding September 15, 2018.

Initial Price:	Approximately $136.25, which is equal to $1,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	Approximately $170.31, which represents a premium of approximately 25.0% over the Initial Price and is equal to $1,000, divided by the Minimum Conversion Rate.

Floor Price:	$47.69 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 7.3394 shares of Common Stock and not less than 5.8716 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”) (and, correspondingly, the conversion rate for each Depositary Share will not be more than 0.73394 shares of Common Stock and not less than 0.58716 shares of Common Stock), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than the Threshold Appreciation Price	5.8716 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 5.8716 and 7.3394 shares of Common Stock, determined by dividing $1,000 by the applicable market value

Less than the Initial Price	7.3394 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share
Greater than the Threshold Appreciation Price	0.58716 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.58716 and 0.73394 shares of Common Stock, determined by dividing $100 by the applicable market value

Less than the Initial Price	0.73394 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), and unless the Issuer has called the Mandatory Convertible Preferred Stock for redemption, a holder of Mandatory Convertible Preferred Stock may, at any time prior to September 15, 2018, elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/10th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 10 Depositary Shares.

Fundamental Change:	If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to September 15, 2018, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than September 15, 2018).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price on Effective Date
Effective Date	$60.00	$80.00	$100.00	$120.00	$136.25	$150.00	$170.31	$180.00	$200.00	$220.00	$250.00	$300.00	$400.00
September 15, 2015	7.3394	7.2502	7.0033	6.6219	6.2763	6.0283	5.8180	5.7803	5.7733	5.7977	5.8260	5.8409	5.8412
September 15, 2016	7.3394	7.3038	7.1512	6.8300	6.4744	6.1772	5.8927	5.8367	5.8153	5.8308	5.8461	5.8508	5.8493
September 15, 2017	7.3394	7.3296	7.2834	7.0746	6.7349	6.3753	5.9651	5.8848	5.8535	5.8579	5.8600	5.8598	5.8591
September 15, 2018	7.3394	7.3394	7.3394	7.3394	7.3394	6.6667	5.8716	5.8716	5.8716	5.8716	5.8716	5.8716	5.8716

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is in excess of $400.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•	if the stock price is less than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price on Effective Date
Effective Date	$60.00	$80.00	$100.00	$120.00	$136.25	$150.00	$170.31	$180.00	$200.00	$220.00	$250.00	$300.00	$400.00
September 15, 2015	0.73394	0.72502	0.70033	0.66219	0.62763	0.60283	0.58180	0.57803	0.57733	0.57977	0.58260	0.58409	0.58412
September 15, 2016	0.73394	0.73038	0.71512	0.68300	0.64744	0.61772	0.58927	0.58367	0.58153	0.58308	0.58461	0.58508	0.58493
September 15, 2017	0.73394	0.73296	0.72834	0.70746	0.67349	0.63753	0.59651	0.58848	0.58535	0.58579	0.58600	0.58598	0.58591
September 15, 2018	0.73394	0.73394	0.73394	0.73394	0.73394	0.66667	0.58716	0.58716	0.58716	0.58716	0.58716	0.58716	0.58716

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is in excess of $400.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 10, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•	if the stock price is less than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 10, subject to adjustment as described in the Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/10th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 10 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 5.25% per annum.

Listing:	The Issuer has applied to list the Depositary Shares on the NASDAQ under the symbol “SRCLP” and expects trading of the Depositary Shares on the NASDAQ to begin within 30 days of the Settlement Date.

Trade Date:	September 10, 2015.

Settlement Date:	September 15, 2015.

CUSIP / ISIN for the Depositary Shares:	858912207 / US8589122071

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	858912306 / US8589123061

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Co-Managers:	HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, telephone: (866) 500-5408; Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department, telephone: (866) 471-2526; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the related base prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.